EXHIBIT 99.1

Volvo -- Three Months Ended March 31, 2005

GOTEBORG, Sweden, April 25, 2005 (PRIMEZONE) -- Volvo:

- Net sales in the first quarter rose to SEK 52,253 M (45,849)

- Income for the period increased to SEK 3,248 M (2,427)

- Income per share for the first quarter was SEK 7.93 (5.75)

- The Group's operating margin rose to 8.7% (5.1*)

- All business areas reported improved earnings

 First three months                      2005                  2004

 Net sales, SEK M                        52,253                45,849

 Operating income, SEK M*                 4,536                 2,356

 Revaluation of shares                        -                   697

 Operating income, SEK M                  4,536                 3,053

 Income after
  financial items, SEK M                 4,603                  3,007

 Income for the
  period, SEK M                         3,248                   2,427

 Income per share, SEK*                  7.93                   4.09

 Income per share, SEK                   7.93                    5.75

 Return on shareholders'
   equity during most recent
   12 month period, %                   15.2                    13.9

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation.

In the comments on earnings on pages 1-19, Volvo Financial Services is reported in accordance with the equity method. Reporting in accordance with IAS 1 is provided beginning on page 20.

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Fredrik Brunell
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John Hartwell
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